Exhibit 12.1

COMMONWEALTH REIT
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2013	2012(1)	2011(1)	2010(1)		2009(1)
Earnings:
Income from continuing operations before income tax expense and equity in earnings of investees	$52,745	$70,360	$42,214	$1,889		$39,359
Gains on equity transactions of investees	—	(7,246)	(11,177)	(34,808)		—
Fixed charges	174,753	204,244	195,024	183,433		173,458
Distributions from investees	24,079	16,816	16,617	16,119		4,975

Adjusted Earnings	$251,577	$284,174	$242,678	$166,633		$217,792

Fixed Charges:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$174,753	$204,244	$195,024	$183,433		$173,458

Total Fixed Charges	$174,753	$204,244	$195,024	$183,433		$173,458

Ratio of Earnings to Fixed Charges	1.4x	1.4x	1.2x	0.9x	(2)	1.3x

(1)
Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2)
The deficiency for this period is $16,800.